

SE  05040527)MMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-38225

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AMERICA INVEST ONLINE, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

99 JERICHO TURNPIKE
(No. and Street)

JERICHO, NEW YORK 11753
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ORESTE COLELLA (516) 334-7900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GREENE, ARNOLD G., CPA
(Name – *if individual, state last, first, middle name*)

866 UNITED NATIONS PLAZA, NEW YORK, N.Y. 10017
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 31 2005
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ORESTE COLELLA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AMERICA INVEST ONLINE, INC., as of DECEMBER 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CHRISTINE PETTI
Notary Public, State of New York
No. 6102837
Qualified in Nassau County
Commission Expires 12/27/08/07

Notary Public

Signature

PRESIDENT
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (CASH FLOWS)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AMERICA INVEST ONLINE, INC.

REPORT

FORM X-17A-5

FOR THE YEAR ENDED

DECEMBER 31, 2004

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT

AMERICA INVEST ONLINE, INC.

CONTENTS

DECEMBER 31, 2004

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT
866 UNITED NATIONS PLAZA
NEW YORK, N.Y. 10017

(212) 751-6910
FAX (212) 751-6911

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and
Stockholders of

AMERICA INVEST ONLINE, INC.

I have audited the accompanying statement of financial condition of America Invest Online, Inc. as of December 31, 2004, and the related statements of income and expense, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of America Invest Online, Inc. as of December 31, 2004, and the results of its operations and cash flows for the year then ended in conformity with generally accepted accounting principles, on a basis consistent with that of the preceding year.

Also, I have examined the supplementary schedules on pages 6 and 7, and, in my opinion, they present fairly the information included therein in conformity with the rules of the Securities and Exchange Commission.

February 28, 2005



AMERICA INVEST ONLINE, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2004

ASSETS		
Current assets:		
Cash		$ 32,660
Receivables from brokers and dealers:		
Commissions receivables	$18,321	
Good faith deposit account	25,108	
Other	26,477	69,906
Receivables from non customers		20,600
Other assets:		
Deposits		1,095
Total assets		**$124,261**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Due to broker		$ 13
Commissions payable		4,679
Accrued expenses payable		21,278
Total liabilities		**25,970**
Stockholders' equity:		
Common stock, $.01 par value authorized 40,000 shares; issued and outstanding 1,000 shares	$ 10	
Additional paid-in-capital	110,751	
Retained earnings (deficit)	(12,470)	
Total stockholders' equity		98,291
Total liabilities and stockholders' equity		**$ 124,261**

See notes to financial statements.

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT

AMERICA INVEST ONLINE, INC.

STATEMENT OF INCOME AND EXPENSE

FOR THE YEAR ENDED DECEMBER 31, 2004

Revenues:		
Commission income		$ 165,236
Other income		58,185
Interest income		541
Total revenue		**223,962**
Expenses:		
Commission expense	$26,733	
Clearing fees	69,221	
Regulatory fees and expenses	9,788	
Rent	14,416	
Consulting fees	18,115	
Advertising	3,244	
Other expenses	76,943	
Total expenses		**(218,460)**
Income (loss) before federal income tax		5,502
Less: Federal income tax		(717)
Net income		**$ 4,785**

See notes to financial statements.

AMERICA INVEST ONLINE, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2004

Resources provided:		
Net income		$ 4,785
Increase in accrued expenses		7,207
Total resources provided		11,992
Increase in receivables from brokers and dealers	$ 5,739	
Total resources applied		**5,739**
Increase		6,253
Cash - January 1, 2004		26,407
Cash - December 31, 2004		**$ 32,660**

See notes to financial statements.

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT

AMERICA INVEST ONLINE, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2004

Stockholders equity, January 1, 2004	$ 93,506
Add: Net income	4,785
Stockholders equity, December 31, 2004	**$ 98,291**

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

FOR THE YEAR ENDED DECEMBER 31, 2004

Balance, January 1, 2004	$ -0-
Increases and (decreases)	-0-
Balance, December 31, 2004	**$ -0-**

See notes to financial statements.

AMERICA INVEST ONLINE, I NC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004

1. Summary of significant accounting policies:

   Income taxes:

   The Company is organized as a corporation. Income taxes are based on the income of the company.

   Depreciation:

   Equipment is stated at cost, less accumulated depreciation. Depreciation is calculated using the Modified Accelerated Cost Recovery System (MACRS).

2. The following supplementary information is submitted:

   Exemption from Rule 15c-3 is claimed under (k) (2) (b):

   All customer transactions are cleared through another broker dealer, Legent Clearing Corp., on a fully disclosed basis.

   Net capital as reported on page 7 of this audited Form X-17A-5 indicated net capital of $76,424. In January 2005, the corporation filed Part IIA of Form X-17A-5 (unaudited) and reported net capital of $76,235. The difference of $189 is due to accruals and reclassifications made during the audit.

AMERICA INVEST ONLINE, INC.

COMPUTATION OF NET CAPITAL

DECEMBER 31, 2004

Common Stock		$ 10
Additional paid-in-capital		110,751
Retained earnings (deficit)		(12,470)
		98,291
Less: non-allowable assets		(21,867)
Net capital before haircuts		76,424
Less: haircuts on securities		-0-
Net capital		**76,424**
Greater of:		
Minimum dollar net capital required	$5,000	
or		
Minimum net capital required: (6.67% of aggregate indebtedness $25,970)	$ 1,731	5,000
Excess net capital		**$71,424**

AGGREGATE INDEBTEDNESS

Accounts payable and accrued expenses, etc.	$ 25,970
Percentage of aggregate indebtedness to net capital	34%

See notes to financial statements.

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT

RECONCILIATION OF NET CAPITAL WITH FOCUS REPORT

DECEMBER 31, 2004

Net capital per company's unaudited X-17A-5, Part IIA Filing (Focus Report)	$ 76,235
Add: Audit Adjustments	189
Net capital per audited report, December 31, 2004	**$ 76,424**

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT
866 UNITED NATIONS PLAZA
NEW YORK, N.Y. 10017

(212) 751-6910
FAX (212) 751-6911

ACCOUNTANT'S REPORT ON INTERNAL ACCOUNTING CONTROL

To the Board of Directors and Stockholders of

AMERICA INVEST ONLINE, INC.

I have examined the financial statements of America Invest Online, Inc. for the year ended December 31, 2004 and have issued my report thereon dated February 28, 2005. As part of the examination, I made a study and evaluation of the system on internal accounting control to the extent I considered necessary to evaluate the system required by the generally accepted auditing standards and Rule 17A-5 of the Securities and Exchange Commission. This study and evaluation included the accounting system, the procedures of safeguarding securities, and the practices and procedures followed by the client (I) in making the periodic computations of aggregate indebtedness and net capital under Rule 17A-3 (a) (11), the broker is exempt from compliance with Rule 15c3-3, and was in compliance with the conditions of the exemption, and no facts came to my attention indicating that such conditions had not been complied with during the year (ii) the broker does not maintain customer accounts nor handle securities, and I have reviewed the broker's practices for safeguarding securities that may be received by the broker for transmittal to a clearing organization. Rule 17A-5 states that the scope of the study and evaluation should be sufficient to provide reasonable assurance that any material weakness existing at the date of my examination would be disclosed. Under generally accepted auditing standards and Rule 17A-5, the purpose of such study and evaluation are to establish a basis for reliance thereon in procedures necessary for expressing an opinion of the internal accounting control.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance concerning the safeguarding of assets against loss from unauthorized use or disposition and concerning the reliability of financial statements and maintaining accountability for assets. The concept of reasonable assurance recognized that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily requires estimated and judgments by management. However, for the purposes of this report under Rule 17A-5, the determination of weakness to be reported was made without considering the practicability of corrective action by management within the framework of a cost/benefit relationship.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgment, carelessness, or other personal factors. Control procedures whose effectiveness depends on segregation of duties can be circumvented intentionally by management either with respect to the execution and recording of transactions or with respect to the estimates, projection or any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

My study and evaluation of the system of internal accounting control for the year ended December 31, 2004 which was made for the purposes set forth in the first paragraph above and would not necessarily disclose all weaknesses in the system that my have existed during the period, disclosed no weaknesses that I believe to be material.



February 28, 2005